                                  UNITED STATES
            SECURITIES AND EXCHANGE COMMISSIONWASHINGTON, D.C. 20549
                                    FORM 11-K

(MARK ONE)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                                      OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
      SECURITIES EXCHANGE ACT OF 1934
      FOR THE TRANSITION PERIOD FROM ___________ TO _________

                         COMMISSION FILE NUMBER 0-24068

                                 --------------



A. FULL TITLE OF THE PLAN AND ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER
      NAMES BELOW:  CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(K) SAVINGS PLAN.

B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE: CONSOLIDATED GRAPHICS, INC., 5858 WESTHEIMER, SUITE 200, HOUSTON, TEXAS 77057.

           CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(K) SAVINGS PLAN
                              TABLE OF CONTENTS

                                  ----------

                                                                    PAGE(S)

Report of Independent Accountants                                     1-2

Financial Statements:

  Statement of Net Assets Available for
    Benefits as of December 31, 2000 and 1999                          3

  Statement of Changes in Net Assets Available
    for Benefits for the years ended December 31,
    2000 and 1999                                                      4

  Notes to Financial Statements                                       5-14

Supplementary Schedules*:

  Schedule H, Item 4d - Non-Exempt Transactions for
    the year ended December 31, 2000                                  15

  Schedule H, Item 4i - Assets Held for Investment
    Purposes as of December 31, 2000                                  16




* Other schedules required by Section 2520.103.10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable. Schedule H, Item 4j-Reportable Transactions for the year ended December 31, 2000 has been omitted because all investment transactions in the Plan were participant directed.

                      REPORT OF INDEPENDENT ACCOUNTANTS



To the Plan Administrator
Consolidated Graphics, Inc. Employee 401(k) Savings Plan:


We have audited the accompanying statements of net assets available for benefits of Consolidated Graphics, Inc. Employee 401(k) Savings Plan (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years ended December 31, 2000 and 1999 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and nonexempt transactions are presented for the purpose of additional analysis and are not a required part of the basis financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management.

Plan Administrator
Page 2


The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Ham, Langston & Brezina, LLP

Houston, Texas
June 20, 2001

            CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(K) SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 2000 AND 1999

                                                        2000            1999
                                                    -----------     -----------
Assets:
  Cash-interest bearing                             $ 8,566,789     $    59,688
  Investments, at fair value:
    Consolidated Graphics, Inc.
      Common Stock                                    3,996,842*      2,099,806
    Janus Worldwide Fund                                   --         8,741,778*
    U.S. Global Resources Fund                             --           630,847
    Bonnel Growth Fund                                     --        10,025,184*
    Dreyfus S&P 500 Index Fund                             --         9,492,791*
    Janus Flexible Income Fund                             --         2,498,377*
    U.S. Government Securities Savings Fund                --         4,139,357*
    AIM Charter Fund                                  4,145,294*           --
    AIM International Equity Fund                     2,304,061            --
    Calvert Income Fund                               1,652,585            --
    Davis New York Venture Fund                       4,335,667*           --
    Davis Growth Opportunity Fund                     1,800,429            --
    MSDW Stable Value Fund                            9,096,887*           --
    MSDW American Opportunities Fund                  4,255,960*           --
    MSDW S&P 500 Index Fund                           6,037,641*           --
    MSDW Strategist Fund                              1,517,812            --
    MSDW U.S. Government Securities Trust             1,452,362            --
    MSDW Small Cap Growth Fund                        3,988,097*           --
    Oppenheimer Global Fund                           6,034,064*           --
    Van Kampen Emerging Growth Fund                   6,855,733*           --
    Van Kampen American Value Fund                    1,333,935            --

  U.S. Treasury Securities Fund                            --         4,359,350*

  Participant notes receivable, at cost               1,292,026         574,702
                                                    -----------     -----------

      Total investments                              60,099,395      42,562,192

Participants' contributions receivable                  775,819         404,505
Plan merger receivable                                  452,046            --
                                                    -----------     -----------

        Total assets                                 69,894,049      43,026,385
                                                    -----------     -----------

Liabilities:
  Excess contributions payable                          225,988          20,428
  Liability for purchased securities                  5,229,399            --
                                                    -----------     -----------

        Total liabilities                             5,455,387          20,428
                                                    -----------     -----------

          Net assets available for
            benefits                                $64,438,662     $43,005,957
                                                    ===========     ===========

* Represents 5% or more of net assets available for benefits.


                     The accompanying notes are an integral
                       part of these financial statements.

            CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(K) SAVINGS PLAN STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                       2000             1999
                                                   ------------     ------------
Additions to net assets attributed to:
  Dividend and interest income                     $  2,224,328     $  1,451,238
  Realized and unrealized gains (losses)            (15,153,030)       3,315,388
  Contributions:
    Employees                                         9,008,327        6,758,724
    Rollovers from other plans                          754,177          702,525
    Plan mergers                                     37,111,404       19,660,261
                                                   ------------     ------------

      Total additions                                33,945,206       31,888,136
                                                   ------------     ------------

Deductions from net assets attributed to:
  Benefits and withdrawals                           12,500,026        7,052,656
  Trustee fees                                           12,475            6,910
                                                   ------------     ------------

      Total deductions                               12,512,501        7,059,566
                                                   ------------     ------------

        Net increase in net assets
          available for benefits                     21,432,705       24,828,570

Net assets available for benefits,
  beginning of year                                  43,005,957       18,177,387
                                                   ------------     ------------

Net assets available for benefits,
  end of year                                      $ 64,438,662     $ 43,005,957
                                                   ============     ============

                     The accompanying notes are an integral
                       part of these financial statements.

            CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(K) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

                                   ----------

1.  DESCRIPTION OF PLAN

    The following description of the Consolidated Graphics, Inc. (the "Company") Employee 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

    GENERAL

    The Plan was established effective January 1, 1997 as a defined contribution plan covering all full-time employees of the Company and its participating subsidiaries who have completed one year of service (including a minimum of 1,000 hours of service during such period) and are age nineteen or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

    The Company executed seven asset transfer agreements in 2000 and seven in 1999 to merge the 401(k) plans of acquired printing businesses into the Plan. The following plans were merged into the Plan as of the following dates:

              PLAN NAME                                       DATE
             -----------                                   ----------
    2000
    ----

    Automatic Graphics Systems, Inc.
      Employee Stock Ownership Plan                      February 17, 2000
    Wetzel Brothers, Inc. Profit Sharing
      and 401(k) Plan                                    March 17, 2000
    Keys Printing Company Retirement Plan                August 22, 2000
    StorterChilds Printing, Inc. 401(k)
      Savings Plan                                       December 15, 2000
    H&N Printing & Graphics, Inc. 401(k)
      Profit Sharing Plan                                December 21, 2000
    Wentworth Corporation 401(k) Plan                    December 27, 2000
    Printing, Inc. 401(k) Plan                           December 28, 2000



                                    Continued
                                       -5-

            CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(K) SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

                                   ----------


1.  DESCRIPTION OF PLAN, CONTINUED

    1999
    ----

    Courier Printing Company, Inc. Profit
      Sharing Plan                                       June 1, 1999
    Printing Corporation of America 401(k)
      Plan and Trust                                     June 1, 1999
    Geyer Printing Company, Inc. Profit
      Sharing Plan                                       June 1, 1999
    Carty Enterprises, Inc. Profit Sharing/
      Section 401(k) Plan and Trust                      June 1, 1999
    The Graphics Group Employee Stock
      Ownership Plan and Trust                           August 31, 1999
    The Printery, Inc. 401(k) Savings Plan               September 30, 1999
    T/O Printing 401(k) Profit Sharing Plan              December 31, 1999


    Effective June 1, 2000, the Plan trustee/custodian was changed from Security Trust and Financial Company to Morgan Stanley Dean Witter, which now serves as the Plan trustee/custodian. Plan administrative expenses are paid by the Company.

    CONTRIBUTIONS

    Each year, participants may contribute from 1% to 15% of their pretax annual compensation not to exceed the limitation set forth in Section 402(g) ($10,500 in 2001) by the Internal Revenue Service. Participants may also rollover amounts representing distributions from other plans. The Plan also provides for discretionary employer matching contributions, not exceeding 6% of annual compensation. Additional amounts may also be contributed by the employer at the option of the Company's board of directors. During 2000 and 1999, the Company made no discretionary contributions to the Plan.



                                    Continued
                                       -6-

            CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(K) SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

                                   ----------

1.  DESCRIPTION OF PLAN, CONTINUED

    PARTICIPANT ACCOUNTS

    Each participant's account is credited with the participant's contribution and allocations of (i) Plan earnings and (ii) discretionary contributions made by the Company, if any, and charged with an allocation of administrative expenses. Allocations are based on participants' compensation or account balances, as described in the Plan. Upon the occurrence of a distribution event, the benefit to which the participant is entitled is the benefit that can be provided from the participant's vested interest in his or her account.

    VESTING

    Participants are immediately vested in their elective contributions, plus any earnings on such contributions, and any qualified employer matching contributions. The vesting of certain discretionary employer contributions plus any earnings thereon, is based on years of continuous service accrued by the participant while in covered employment. A participant vests at a rate of 20% per year until fully vested after five years of credited service.

    INVESTMENT OPTIONS

    Upon enrollment in the Plan, a participant may direct contributions in 1% increments into one or more of the investment options offered by the custodian, as follows:

      INVESTMENT OPTIONS AVAILABLE FROM JANUARY 1, 2000 TO MAY 31, 2000

      CONSOLIDATED GRAPHICS, INC. COMMON STOCK

      Invests in the Company's common stock.

      JANUS WORLDWIDE FUND

      A diversified fund that seeks long-term growth of capital by investing primarily in common stocks of foreign and domestic issues.



                                    Continued
                                       -7-

            CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(K) SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

                                   ----------

1.  DESCRIPTION OF PLAN, CONTINUED

      U.S. GLOBAL RESOURCES FUND

      Seeks long-term growth of capital, while providing protection against inflation and monetary instability by investing in natural resource-related companies around the globe.

      BONNEL GROWTH FUND

      Seeks long-term growth of capital by investing primarily in the common stocks of domestic and foreign companies with small to mid-size market capitalizations.

      DREYFUS S&P 500 INDEX FUND

      Seeks to provide investment results that correspond to the price and yield performance of publicly-traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Price Index.

      JANUS FLEXIBLE INCOME FUND

      A diversified fund that seeks current income and long-term growth of capital by investing primarily in income-producing equity securities.

      U.S. GOVERNMENT SECURITIES SAVINGS FUND

      Seeks to preserve capital and generate income by investing exclusively in short-term securities backed by the United States government or its agencies.

      INVESTMENT OPTIONS AVAILABLE FROM JUNE 1, 2000 TO DECEMBER 31, 2000

      AIM CHARTER FUND

      Seeks to provide growth of capital with a secondary objective of current income by investing primarily in securities of established companies that have long-term above-average growth in earnings and dividends.




                                    Continued
                                       -8-

            CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(K) SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

                                   ----------


1.  DESCRIPTION OF PLAN, CONTINUED

      AIM INTERNATIONAL EQUITY FUND

      Seeks to provide long-term growth of capital by investing in a diversified portfolio of international equity securities.

      CALVERT INCOME FUND

      Seeks to maximize income through long-term investment in bonds and other income producing securities.

      DAVIS NEW YORK VENTURE FUND

      Seeks to provide long-term growth of capital by investing primarily in common stock of U.S. companies with market capitalizations of at least $5 billion.

      DAVIS GROWTH OPPORTUNITY FUND

      Seeks to provide long-term growth of capital by investing primarily in common stock of U.S. companies with small and medium market capitalizations of less than $20 billion.

      MSDW STABLE VALUE FUND

      Seeks to preserve principal while earning current income by investing primarily in book value liquidity agreements from major financial institutions such as banks and insurance companies.

      MSDW AMERICAN OPPORTUNITIES FUND

      Seeks to provide long-term capital growth with an effort to reduce volatility by investing primarily in a diversified portfolio of common stocks.

      MSDW S&P 500 INDEX FUND

      Seeks to provide investment results which correspond to the total return of the Standard & Poor's 500 Composite Stock Price Index.

      MSDW STRATEGIST FUND

      Seeks to maximize the total return on its investments by investing in the major asset categories of equity securities, fixed-income securities and money market instruments.


                                    Continued
                                       -9-

            CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(K) SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

                                   ----------


1.  DESCRIPTION OF PLAN, CONTINUED

      MSDW U.S. GOVERNMENT SECURITIES TRUST

      Seeks a high level of current income consistent with safety of principal by investing in U.S. Government securities.

      MSDW SMALL CAP GROWTH FUND

      Seeks capital appreciation by investing primarily in a diversified portfolio of common stocks and securities convertible into common stocks of small companies with market capitalizations within the capitalization range of securities comprising the Standard & Poor's Small Cap 600 Index.

      OPPENHEIMER GLOBAL FUND

      Seeks to provide capital appreciation by investing in common stocks of U.S. and foreign companies.

      VAN KAMPEN EMERGING GROWTH FUND

      Seeks to provide long-term capital appreciation by investing primarily in a portfolio of common stocks of emerging growth companies.

      VAN KAMPEN AMERICAN VALUE FUND

      Seeks to provide long-term capital appreciation by investing in equity securities of small to medium-sized companies.

    Participants may change their investment options at any time.

    U.S. TREASURY SECURITIES FUND

    This fund was used to temporarily invest the assets of merged plans which had not been allocated to participants as of December 31, 1999.




                                    Continued
                                      -10-

            CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(K) SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

                                   ----------



1.  DESCRIPTION OF PLAN, CONTINUED

    PARTICIPANT NOTES RECEIVABLE

    Participants may borrow from their fund accounts at a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the participant's vested account balance. Loan terms range from 1 to 5 years or up to 25 years for the purchase of a primary residence. The loans are secured by the vested balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest payments are made by means of payroll withholdings according to the terms of the promissory note.

    PAYMENT OF BENEFITS

    Upon termination of employment due to death or retirement, a participant (or his/her designated beneficiary in the event of death) may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or to have the account balance distributed in annual installments. For termination of employment due to other reasons, the vested interest in his or her account will be distributed as a lump-sum distribution.

    FORFEITED ACCOUNTS

    All employer contributions credited to a participant's account, but not vested, are forfeited by the participant upon distribution of the full vested value of his or her account (or his/her designated beneficiary in the event of death). Forfeitures are generally used to pay Plan expenses.


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF ACCOUNTING

    The financial statements of the Plan are prepared under the accrual method of accounting in accordance with generally accepted accounting principles. These principles require management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities; accordingly, actual results could differ from those estimates.



                                    Continued
                                      -11-

            CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401 (K) SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

                                   ----------


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

    RISKS AND UNCERTAINTIES

    The Plan provides for various investment options. These investment options are exposed to market risk, which generally means the risk of loss in the value of certain investment securities due to changes in interest rates, commodity prices and general market conditions. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

    CONCENTRATION OF CREDIT RISK

    Financial instruments which potentially subject the Plan to a concentration of credit risk consist of investments in the Company's common stock and shares of registered investment companies. The Plan has not experienced any credit losses associated with these investments.

    INVESTMENT VALUATION

    The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The Company's common stock is valued at its quoted market price. Participant notes receivable are valued at cost which approximates fair value.

    Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

    PAYMENT OF BENEFITS

    Benefits are recorded when paid.




                                    Continued
                                      -12-

            CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401 (K) SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

                                   ----------


3.  PARTY-IN-INTEREST TRANSACTIONS

    Certain Plan investments are in funds managed by the Plan trustee. In addition, the Plan invests in the Company's common stock, as well as participant notes receivable. These transactions qualify as party-in-interest transactions.


4.  LIABILITY FOR PURCHASED SECURITIES

    As of December 31, 2000, the Company had a liability for purchased securities which relates to the purchase of securities with a trade date during the year ended December 31, 2000 but not funded until the settlement date in January 2001.

5.  PLAN TERMINATION

    Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.


6.  TAX STATUS

    The Plan is based on a standardized prototype plan. The prototype plan received an opinion letter from the Internal Revenue Service (IRS) dated October 20, 1993. The Plan trustee and administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended
    (IRC), and accordingly, that the trust maintained in connection with the Plan is tax-exempt.


7.  PROHIBITED TRANSACTIONS AND OTHER

    On three occasions during the 2000 Plan year, participant 401(k) contributions were not forwarded to the trustee of the Plan by the fifteenth business day of the month following the month in which such contributions were withheld from the pay of such participants. In each case, such contributions were subsequently contributed to the trust for the Plan along with earnings calculated from such fifteenth business day to the date such contributions were deposited in the trust. In addition, the Company is preparing and intends to file IRS Form 5330 to pay the excise tax associated with such late contributions.


                                    Continued

            CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401 (K) SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

                                   ----------


7.  PROHIBITED TRANSACTIONS AND OTHER, CONTINUED

    The 401(k) contributions of five participants exceeded the limitation under IRC Section 402(g) for the 2000 Plan year. The excess deferrals (including earnings) of such participants were distributed by April 15, 2001.

    The Plan did not satisfy the nondiscrimination test under IRC Section 401(k)(3) for the 2000 Plan year. To comply with such nondiscrimination test, the Company will distribute the excess contributions, including any income attributable thereto, to highly compensated employees during the year 2001.


8.  SUBSEQUENT EVENTS

    On January 4, 2001, the Company executed an asset transfer agreement to merge Maryland Composition Company, Inc. 401(k) Profit Sharing Plan into the Plan.

    On January 23, 2001, the Company executed an asset transfer agreement to merge Graphic Communications, Inc. Retirement Plan into the Plan.

    On February 1, 2001, the Company executed an asset transfer agreement to merge Automated Graphic Systems, Inc. 401(k) Plan into the Plan.

    On March 15, 2001, the Company executed an asset transfer agreement to merge Tursack Printing, Inc. 401(k) Profit Sharing Plan into the Plan.

    On March 17, 2001, the Company executed an asset transfer agreement to merge Georges & Shapiro Lithograph, Inc. 401(k) Profit Sharing Plan into the Plan.

    On May 2, 2001, the Company executed an asset transfer agreement to merge Apple Graphics, Inc. Profit Sharing Plan and Mercury Printing Employees' Profit Sharing Plan into the Plan.

    On May 22, 2001, the Company executed an asset transfer agreement to merge Lincoln Litho Profit-Sharing and 401(k) Plan into the Plan.

            CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(K) SAVINGS PLAN
                  SCHEDULE H, ITEM 4D - NON-EXEMPT TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2000

                                   ----------

EIN:  76-0190827
PN:   010


 IDENTITY OF               RELATIONSHIP                                                                        NET GAIN
PARTY INVOLVED               TO PLAN                  DESCRIPTION OF THE ISSUE                    AMOUNT       OR (LOSS)
--------------             ------------        -------------------------------------             --------     -----------
Consolidated               Employer            Consolidated Graphics, Inc. was in vio-
  Graphics, Inc.                                 lation of the DOL's regulation con-
                                                 cerning the timely remittance of
                                                 participant contributions to trusts
                                                 containing assets of the Plan.                  $   80,746         *

Consolidated               Employer            Consolidated Graphics, Inc. was in vio-
  Graphics, Inc.                                 lation of the DOL's regulation con-
                                                 cerning the timely remittance of
                                                 participant contributions to trusts
                                                 containing assets of the Plan.                   1,037,754         *

Consolidated               Employer            Consolidated Graphics, Inc. was in vio-
  Graphics, Inc.                                 lation of the DOL's regulation con-
                                                 cerning the timely remittance of
                                                 participant contributions to trusts
                                                 containing assets of the Plan.                         982         *



* The Plan will be credited with the amount of interest income that could have been earned on the investment had the deposit been made on a timely basis.

            CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401 (K) SAVINGS PLAN SCHEDULE H, ITEM 4I - ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 2000

                                   ----------

EIN:  76-0190827
PN:   010


       IDENTITY OF ISSUER                      DESCRIPTION OF INVESTMENT                 VALUE***
-----------------------------------           ---------------------------            ---------------
**Morgan Stanley Dean Witter Trust             Cash - interest bearing                 $8,566,789

**Consolidated Graphics, Inc.                  Consolidated Graphics, Inc.
                                                 common stock                           3,996,842*

  AIM                                          AIM Charter Fund                         4,145,294*

  AIM                                          AIM International Equity
                                                 Fund                                   2,304,061

  Calvert                                      Calvert Income Fund                      1,652,585

  Davis                                        Davis New York Venture Fund              4,335,667*

  Davis                                        Davis Growth Opportunity
                                                 Fund                                   1,800,429

**Morgan Stanley Dean Witter                   MSDW Stable Value Fund                   9,096,887*

**Morgan Stanley Dean Witter                   MSDW American Opportunities
                                                 Fund                                   4,255,960*

**Morgan Stanley Dean Witter                   MSDW S&P 500 Index Fund                  6,037,641*

**Morgan Stanley Dean Witter                   MSDW Strategist Fund                     1,517,812

**Morgan Stanley Dean Witter                   MSDW U.S. Government Securities
                                                 Trust                                  1,452,362

**Morgan Stanley Dean Witter                   MSDW Small Cap Growth Fund               3,988,097*

  Oppenheimer                                  Oppenheimer Global Fund                  6,034,064*

  Van Kampen                                   Van Kampen Emerging Growth Fund          6,855,733*

  Van Kampen                                   Van Kampen American Value Fund           1,333,935

                                               Participant notes receivable
                                                 with terms ranging from
                                                 1-5 years, interest at
                                                 10.5% to 11.5% per year**              1,292,026


* Represents investments comprising at least 5% of net assets available for benefits.

**  Represents party-in-interest transactions

*** Cost information is not presented because all investments are participant directed.

                                     SIGNATURE

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEE (OR OTHER PERSONS WHO ADMINISTER THE PLAN) HAS DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.

                                            Consolidated Graphics, Inc.
                                           Employee 401(k) Savings Plan


                                       By: /s/    MICHAEL B. BARTON
                                          -----------------------------------
                                                   Michael B. Barton
                                       Member of the Consolidated Graphics, Inc.
                                            Employee 401(k) Savings Plan
                                                 Retirement Committee

     Date: June 29, 2001